Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the three months ended September 30,
	2012	2011
Earnings available to cover fixed charges:
Income from continuing operations	$13,906	$17,897
Interest expense	16,998	18,374

Earnings available to cover net fixed charges	$30,904	$36,271

Fixed charges:
Interest expense	$16,998	18,374
Interest capitalized	5,806	3,915

Fixed charges	$22,804	$22,289
Preferred stock dividends	911	1,138

Fixed charges and preferred stock dividends	$23,715	$23,427

Earnings available to cover fixed charges	$30,904	$36,271
Divided by fixed charges	$22,804	$22,289

Ratio of earnings to fixed charges	1.4x	1.6x

Earnings available to cover fixed charges	$30,904	$36,271
Divided by fixed charges and preferred stock dividends	$23,715	$23,427

Ratio of earnings to combined fixed charges and preferred stock dividends	1.3 x	1.5x

	For the nine months ended September 30,
	2012	2011
Earnings available to cover fixed charges:
Income from continuing operations	$54,232	$42,057
Interest expense	50,488	56,861

Earnings available to cover net fixed charges	$104,720	$98,918

Fixed charges:
Interest expense	$50,488	56,861
Interest capitalized	16,023	10,202

Fixed charges	$66,511	$67,063
Preferred stock dividends	2,733	6,744

Fixed charges and preferred stock dividends	$69,244	$73,807

Earnings available to cover fixed charges	$104,720	$98,918
Divided by fixed charges	$66,511	$67,063

Ratio of earnings to fixed charges	1.6x	1.5x

Earnings available to cover fixed charges	$104,720	$98,918
Divided by fixed charges and preferred stock dividends	$69,244	$73,807

Ratio of earnings to combined fixed charges and preferred stock dividends	1.5x	1.3 x